EXHIBIT 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary share, par value of US$0.0001 per share, of Horizon Space Acquisition II Corp., a Cayman Islands exempted company shall be filed on behalf of the undersigned.

November 19, 2024

Horizon Space Acquisition II Sponsor Corp.

By:	/s/ Mingyu Li
Name:	Mingyu Li
Title:	Director

Mingyu Li

/s/ Mingyu Li